

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2015

Via Email
Zhan Chen
Wilson, Sonsini, Goodrich & Rosati P.C.
Jin Mao Tower, 38F Unit 03-04
88 Century Boulevard
Shanghai 200121
The People's Republic of China

> **Re: Shanda Games Ltd**
> **Schedule 13E-3/A filed September 24, 2015**
> **Filed by Shanda Games Ltd., Capitalhold Ltd., Ningxia Yilida Capital**
> **Investment Limited Partnership, et al.**
> **SEC File No. 5-85045**

Dear Ms. Chen:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the amended filing above. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your amended filing. Our comments follow.

Schedule 13E-3/A – Plans for the Company after the Merger, page 62

1. We note the new disclosure on page 62 of the amended disclosure document to the effect that you have had discussions with "professional advisors" regarding the relisting of the Company's shares on an exchange after this going-private merger. Identify the advisors with whom you have consulted. Provide the disclosure required by Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A with respect to the consultations with such persons and the persons themselves, or explain in your response letter why you do not consider this Item to be applicable. We may have further comments. Note that even oral consultations with such persons may constitute reports within the meaning of Item 1015 which must be summarized in considerable detail in your disclosure document.

Please direct any questions about the above comment or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Ming Chi, Esq. (via email)
        James Li, Esq. (via email)